Kai H. Liekefett kliekefett@velaw.com

Tel +1.713.758.3839  Fax +1.713.615.5678

December 4, 2015

Via EDGAR, Email and Federal Express

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	VAALCO Energy, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 23, 2015

File No. 001-32167

Dear Mr. Orlic:

On behalf of our client, VAALCO Energy, Inc. (the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2015, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 23, 2015, File No. 001-32167 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”). Enclosed with the email and Federal Express versions of this letter is a copy of the Amended Preliminary Proxy Statement marked to show changes from the Preliminary Proxy Statement as originally filed.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Preliminary Proxy Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission December 4, 2015 Page 2

Cover Letter

1.	We note statements that the election of the Group 42-BLR Group nominees would not provide the registrant’s stockholders with any “takeover premium” or “control premium.” Please revise these statements to note that takeover or control premiums are not commonly associated with exercising a right to nominate directors, but rather are referred to in connection with purchases of a controlling interest in the capital stock of a company. We do not believe it would be appropriate to instead refer to any impact on the potential to receive a takeover or control premium in future transactions, given that new directors should not be presumed to act inconsistently with their fiduciary duties.

RESPONSE:

We have deleted references to a control premium from the cover letter and page 3.

Notice of Special Meeting of Stockholders

2.	With respect to the parenthetical in the election proposal, please revise here and elsewhere to reflect the correct standard for discretionary voting in this instance, namely, unable to serve or for good cause will not serve.

RESPONSE:

We have revised to reflect the correct standard for discretionary voting on pages i, 2, 3, 15 and 23.

Quorum and Required Vote, page 13

3.	We note the statement that broker non-votes result when shares are held by a broker who has not received voting instructions from the beneficial owner and there is at least one item for which the broker has discretionary voting authority. Please advise why a broker non-vote will not result when the proxy contains only items for which a broker does not have discretionary voting authority, and the broker receives instructions for less than all of the items.

Securities and Exchange Commission December 4, 2015 Page 3

RESPONSE:

We note the Staff’s comment to the effect that a broker non-vote may occur where the proxy statement contains only items for which a broker does not have discretionary voting authority, and the broker receives instructions for less than all of the items. We have revised the explanation of broker non-votes on page 14 to state:

“A broker holding shares of record for you is not entitled to vote on certain non-routine matters unless the broker receives voting instructions from you. Broker non-votes occur when shares are held by a broker who has not received voting instructions from the beneficial owner and the broker either chooses not to vote those shares on a routine matter or is not permitted to vote those shares on a non-routine matter. We do not believe any of the Proposals relate to routine matters that qualify for discretionary voting treatment by a broker.”

4.	Please explain the difference in the effect of broker non-votes with respect to Proposal Nos. 3 and 6, on the one hand, and Proposal No. 2, on the other hand.

RESPONSE:

The Amended Preliminary Proxy Statement has been revised on pages 14–15 to clarify that for Proposals 1, 2, 3, 4 and 5, broker non-votes will have the same effect as votes against each of such proposals.

The Amended Preliminary Proxy Statement has also been revised on page 15 to clarify that for Proposal 6 “broker non-votes will have no effect on the proposal as brokers are not entitled to vote on such proposal in the absence of voting instructions from the beneficial owner.”

Proposal No. 3, page 20

5.	We note the statement that, if the Cause Amendment Proposal is not approved, the Removal Proposal will not constitute a proper matter for stockholder action under the charter. Please supplement this disclosure to acknowledge that the Delaware General Corporation Law permits directors to be removed with or without cause, and does not explicitly permit variation from this standard, except in circumstances which are not present in this instance. Alternatively, advise as to any case law or other authority suggesting that such disclosure is unnecessary.

Securities and Exchange Commission December 4, 2015 Page 4

RESPONSE:

On Proposal No. 3 on page 20, we have revised this disclosure to state, in relevant part, the following:

“The Company believes that the Removal Proposal is contingent upon stockholders approving the Cause Amendment Proposal, and that if the Cause Amendment Proposal is not approved by the stockholders, the Removal Proposal will not constitute a proper matter for stockholder action under the Charter.

Article V, Section 3 of the Company’s Charter provides that directors may be removed only for cause, and the Company believes that this rule is binding upon the Company unless the stockholders of the Company, in combination with Board approval, amend Article V, Section 3 of the Charter to allow for director removal without cause.

The Group 42-BLR Group considers Article V, Section 3 of the Charter to be invalid and unenforceable on the basis of Section 141(k) of the Delaware General Corporation Law. Section 141(k) permits directors to be removed with or without cause and does not explicitly permit variation from this standard, except in circumstances which are not present in the current circumstances.

The Company, by contrast, notes that under Section 102(b)(1) of the Delaware General Corporation Law, the Company’s Charter may contain “any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision … limiting and regulating the powers of … the stockholders” unless such provision is contrary to mandatory Delaware law. Thus, the Company notes that stockholders, in combination with Board approval, may choose to modify the default rules of the Delaware General Corporation Law. The Company believes there is no authoritative law that a Delaware corporation is not allowed to deviate in its charter from the rules set forth in Section 141(k). The Company further believes that, under Delaware law, the Board cannot ignore, waive or amend the express terms of the Charter in favor of the Group 42-BLR Group’s untested theory that a Delaware corporation cannot deviate from Section 141(k) in its charter.

For these reasons among others, the Company believes that the Removal Proposal is contingent upon stockholders approving the Cause Amendment Proposal and will not constitute a proper matter for stockholder action under the Charter unless the Cause Amendment Proposal is approved.”

Securities and Exchange Commission December 4, 2015 Page 5

Proposal No. 6, page 23

6.	We note the statement that Proposal No. 6 is subject to the adoption of Proposal Nos. 2 and 4. Please clarify the disclosure to explain why the Election Proposal is subject to adoption of the Bylaw Restoration Proposal and the Vacancy Proposal.

RESPONSE:

We have revised page 23 to state that Proposal 6 is subject to Proposal 3. We have deleted the references to Proposals 2 and 4.

Form of Proxy Card

7.	Please mark the form of proxy card “Preliminary Copy.”

RESPONSE:

We have marked the form of proxy card with the words: “Preliminary Copy – Subject to Completion”.

8.	In the instructions to Proposal 3, please clarify how a security holder can indicate a wish to remove future directors, whose names might not be known at the time a consent is executed.

RESPONSE:

In the instructions to Proposal 3 on the Form of Proxy Card, we have replaced the original instructions with these instructions:

“If you wish to vote against the removal of certain persons named in Proposal 3, but not vote against the removal of all of the persons named in Proposal 3 or another person or persons elected or appointed to the board of the company prior to the Special Meeting, mark the “AGAINST REMOVAL of All Except” box above and write the name of each person you wish to be removed or, in the case of any other person(s) elected or appointed to the board of the company prior to the Special Meeting, write the name of such other person(s) or write “future directors” in the space provided below.”

* * *

Securities and Exchange Commission December 4, 2015 Page 6

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to Kai Haakon E. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

Enclosures

cc:	Eric J. Christ, Esq.,

Vice President, General Counsel and

Corporate Secretary, VAALCO Energy, Inc.